UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 12, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

January 12, 2007

To whom it may concern:

Mizuho Financial Group, Inc.

Mizuho Corporate Bank, Ltd.

Shinko Securities Co., Ltd.

Mizuho Securities Co., Ltd.

Corrections in the Reference for “Basic Agreement for Merger reached by Shinko Securities Co., Ltd.

and Mizuho Securities Co., Ltd.”

We hereby announce and apologize for the omissions and errors, as described in the appendix, in the “Outline of merging companies” included as reference material in the January 10, 2007 announcement titled “Basic Agreement for Merger reached by Shinko Securities Co., Ltd. and Mizuho Securities Co., Ltd.”.

<For Inquiries on this matter, please contact>

Mizuho Financial Group, Inc.	Corporate Communications Public Relations Office	Tel. 03-5224-2026

Shinko Securities Co., Ltd.	Public & Investor Relations Dept.	Tel. 03-5203-6413

Mizuho Securities Co., Ltd.	Corporate Communications	Tel. 03-5208-2030

(Appendix)

(Addition and Corrections)

1.	“Major shareholders and share ownership percentage”

In the Japanese version of the announcement only, we added a footnote to the table to refer to the treasury stock held by Shinko Securities Co., Ltd.

2.	“Date founded”

 We corrected the date founded of Mizuho Securities Co., Ltd. as follows:

Before correction	After correction
October 2000	July 1993

‚ In the English version of the announcement only, we corrected the date founded of Shinko Securities Co., Ltd. as follows:

Before correction	After correction
July 1918	July 1917

3.	“Business performance for previous three fiscal years (non-consolidated)”

In the Japanese version of the announcement only, we corrected the reference to “Profit per share” to “Net profit per share”.